DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Larry W. Nishnick larry.nishnick@dlapiper.com T 858.677.1414 F 858.638.5014

March 15, 2019

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Re:    Maxwell Technologies, Inc.
Schedule 14D-9
Filed February 20, 2019
File No. 005-34398
Ladies and Gentlemen:
This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated March 5, 2019, addressed to Dr. Franz Fink, President and Chief Executive Officer of Maxwell Technologies, Inc. (the “Company”) regarding the Schedule 14D-9 submitted on February 20, 2019 (the “Schedule 14D-9”). The Company intends to publicly file under separate cover the Amendment No. 1 to Schedule 14D-9 (the “Amendment No. 1”) in response to the Staff’s additional comments. Please note that the Amendment No. 1 will also contain other updates to the Company’s disclosures.
This letter sets forth the comments of the Staff in the comment letter and, following the comment, sets forth the Company’s response. After Amendment No. 1 is filed, we will send a copy of the Amendment No. 1 with a copy of this letter.
Schedule 14D-9
Exchange Offer, page 1

1.
To the extent that clarifying changes are made in the Offer to Exchange regarding the exact date and/or day within the offer period on which the final exchange ratio will be established, please confirm that Maxwell will make conforming changes to its disclosure.

RESPONSE: In response to the Staff’s comment, the Company will revise its disclosure on pages 1 and 6 to clarify that the five (5) consecutive trading days used for the calculation of the Tesla trading price of the Tesla common stock will be the five (5) consecutive trading days immediately preceding the second trading day prior to the date of the expiration of the exchange offer. As originally intended, there will be two full trading days prior to the expiration of the

United States Securities and Exchange Commission
March 15, 2019

exchange offer that are excluded from the calculation of the Tesla trading price used to determinate the amount of Tesla common stock to be issued for each share of Maxwell common stock.
Item 4. The Solicitation or Recommendation
(a) Solicitation or Recommendation, page 17

2.
The disclosure indicates that members of the Maxwell Board present at a meeting duly and unanimously recommended that Maxwell shareholders accept the Offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the “filing person” and “subject company,” respectively, provide the required disclosures. Please revise to expressly state the subject company’s position with respect to the offer or alternatively clarify that the Board’s recommendation is being made on behalf of Maxwell. See Item 1000(f) of Regulation M-A for a definition of the term “subject company” in the context of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company will revise its disclosure on page 18 to include that the Maxwell Board, on behalf of the Company, took the actions set forth on Page 17 and 18 of the Schedule 14D-9.

Maxwell’s Reasons for the Offer and Merger, page 26

3.
Notwithstanding the heading, we noticed the disclosure that the “Maxwell Board considered numerous factors...” Item 4 of Schedule TO and corresponding Item 1012(b) of Regulation M-A, however, require that reasons - as distinguished from factors - be disclosed. Note also that conclusory statements are not considered sufficient disclosure. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to indicate that the Maxwell Board considered reasons, rather than factors.

Projected Financial Information, page 30

4.	We note that “[n]one of Maxwell, Barclays, Tesla, any nor any of their respective affiliates or any other person assumes any responsibility [ ] for the accuracy or completeness of the

United States Securities and Exchange Commission
March 15, 2019

projections...” Maxwell may not disclaim responsibility for any disclosure given the attestation that accompanies the signature on this disclosure schedule. Please revise. See Rule 14d-102, which rule makes clear that the person signing the Schedule 14D-9 is representing, after due inquiry and to the best of his or her knowledge and belief, that the information set forth in the schedule is true, complete and correct.
RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 30 to remove Maxwell from the statement that “None of Maxwell, Barclays, Tesla, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections included below.”
Financial Projections, page 32

5.
The disclosure indicates that non-GAAP financial measures have been included. Please advise us how compliance with Rule 100 of Regulation G has been effectuated or, alternatively, explain to us why compliance is not required.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that, it considered the applicability of Rule 100(a) of Regulation G to the disclosure regarding the internal projections on page 31 and 32 of the Schedule 14D-9, but concluded for the following reasons that a reconciliation of the differences between the non-GAAP financial measures disclosed with the most comparable financial measures calculated and presented in accordance with GAAP is not required.
The Company notes the Projections are included in the Schedule 14D-9 in connection with the fairness opinion issued by Barclays, the Company’s financial advisor, pursuant to Item 1015 of Regulation M-A through Item 4(b) of the Form S-4. Rule 100(d) of Regulation G and Item 10(e)(6) contain an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. The Company respectfully refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff interpreted the applicability of the exemption from Regulation G and Item 10(e) of Regulation S-K for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A. The Staff explained that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements.

United States Securities and Exchange Commission
March 15, 2019

The Company believes that the disclosure would not be required pursuant to the policy of the Commission exemplified in Rule 100(d) of Regulation G (as well as Item 10 of Regulation S-K), which states that the requirements of Rule 100 do “not apply to a non-GAAP financial measure included in disclosure relating to a proposed business combination, the entity resulting therefrom or an entity that is a party thereto, if the disclosure is contained in a communication that is subject to … [Item 1015 of Regulation M-A (which covers, among other items, opinions as to the fairness of the consideration to be offered to security holders)].” As indicated in Item 4 of the Schedule 14D-9 – “Projected Financial Information” (page 30), the financial projections were not prepared with a view toward public disclosure. Rather, the projections were prepared by the Company’s management solely for internal management purposes and Barclay’s use in connection with its fairness opinion. A subset of the projections were provided to Tesla because of the potential business combination and in connection with its due diligence. The internal projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The internal projections were included in the Schedule 14D-9 because they are referenced in the opinion of the Company’s financial advisor (see Item 4, “Opinion of the Maxwell’s Financial Advisor” on starting on page 32 of the Schedule 14D-9), and were a source of data used by Barclay’s in preparing its fairness opinion.
Notwithstanding the above and while the Company believes GAAP reconciliations are not required with respect to the projections included in the Schedule 14D-9 based upon Rule 100 of Regulation G, the Company has voluntarily elected to include certain reconciliations of GAAP to non-GAAP financial measures as provided in its revised disclosure on page 32.
Cautionary Statements Regarding Forward-Looking Statements, page 43

6.
The Private Securities Litigation Reform Act of 1995, by its terms, does not extend “safe harbor” protections to forward-looking statements made in connection with tender offers. Accordingly, the forward-looking statements included within this solicitation/recommendation statement cannot be determined to have been made “within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.” Please revise.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 43 of the Schedule 14D-9 to remove reference to Securities Act Section 27A and Exchange Act Section 21E.

United States Securities and Exchange Commission
March 15, 2019

We and the Company very much appreciate the Staff’s attention to the review of Amendment No. 1. Please do not hesitate to contact me at (858) 677‑1414 if you have any questions regarding this letter or Amendment No. 1.
Very truly yours,
DLA Piper LLP (US)
/s/ Larry W. Nishnick
Larry W. Nishnick
Partner

cc: Via E-mail
Dr. Franz Fink, Maxwell Technologies, Inc.
Patrick O’Malley, DLA Piper LLP (US)